April 30, 2008

H. Christopher Owings

Assistant Director

Scott Anderegg

Staff Attorney

Ellie Quarles

Special Counsel

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-7010

Dear Messrs. Owings and Anderegg and Ms. Quarles:

We are in receipt of your letter dated March 26, 2008 regarding our response dated February 26, 2008 to your comment letter dated January 25, 2008 regarding our Definitive Proxy Statement filed on Schedule 14A. Our response to your comment is provided below. We have repeated each of your comment in full and the response is noted directly below the quoted comment. We will make the changes discussed in future filings, commencing with our Definitive Proxy Statement filed on Schedule 14A for our fiscal year ended September 27, 2008.

Certain Relationships and Related Party Transactions, page 15

1.	We note your response to comment 6 in our letter dated January 25, 2008. Please describe your policies and procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K, including a discussion of the types of transactions covered by such policies and procedures, the standards applicable under such policies and procedures, the persons or group of persons on the board of directors or otherwise who are responsible for applying those policies and procedures, a statement of whether the policies and procedures are in writing and, if not, how the policies and procedures are evidenced, an identify any transaction required to be reported under Item 404(a) of Regulation S-K since the beginning of your last fiscal year where the policies and procedures did not require review, approval or ratification or where the policies and procedures were not followed. See Item 404(b) of Regulation S-K.

April 30, 2008

Response: Annually, each Director and Executive Officer completes a questionnaire prepared by the Company’s SEC counsel. This questionnaire provides the basis for many of the disclosures in the Company’s Definitive Proxy Statement filed on Schedule 14A and also addresses transactions with related persons as outlined in Item 404(a) of Regulation S-K. In addition to this questionnaire, Directors and Executive Officers have been instructed to notify in advance either the Executive Committee or the Audit Committee of any upcoming transactions that may be considered a transaction with a related person. This policy is not in writing, but the Company believes the instruction given to and annual questionnaires completed by Directors and Executive Officers effectively monitors compliance with Item 404(a) of Regulation S-K.

We will revise our disclosure of Certain Relationships and Related Party Transactions in its entirety as follows:

The Company monitors certain relationships and related party transactions by requiring each Director and Executive Officer to notify in advance either the Executive Committee or the Audit Committee of any upcoming transactions that may be considered a transaction with a related person. In addition, each Director and Executive Officer completes an annual questionnaire to disclose any transactions with related persons.

Mr. Pollard, a director of the Company, was, until his retirement in March 2006, an attorney with the law firm of McGuireWoods, LLP which, from time to time, handles matters for the Company. These matters occur in the normal course of business and do not require approval of ratification by the Board of Directors.

The Company believes that the transactions described above have been and will continue to be on terms no less favorable to the Company than those available from unaffiliated third parties in transactions negotiated at arms-length. The Company does not intend to enter into any transactions in the future with or involving any of its officers of Directors or any members of their immediate family on terms that would be less favorable to the Company than those that would be available from unaffiliated third parties in arms-length transactions.

The Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(2) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 30, 2008

If you have any questions or comments regarding the foregoing responses, please contact the undersigned at 828-669-2941, Ext. 223.

Very truly yours,

Ingles Markets, Incorporated

/s/ Ronald B. Freeman
Ronald B. Freeman
Chief Financial Officer

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